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                                                                    EXHIBIT 23.1

                          INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Antigenics Inc.:

We consent to the use of our report dated February 17, 2003, except as to the first paragraph of Note 16, which is as of March 26, 2003, with respect to the consolidated balance sheets of Antigenics Inc. and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, incorporated herein by reference. Our report refers to a change in accounting for purchase method business combinations completed after June 30, 2001 and a change in accounting for goodwill and intangible assets effective January 1, 2002.

                                                   /s/ KPMG LLP

Short Hills, New Jersey
June 11, 2003